UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

SUMMIT NETWORKS, INC.

____________________________________

(Name of Registrant)

____________________________________

Nevada	333-199108	35-2511257
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

Room 710A, 7/F, Ho King Commercial Centre

2-16 Fa Yuen Street, Mong Kok

Kowloon, Hong Kong

______________________________________________

(Address of Principal Executive Offices)

852-6997-0034
______________________________________________

(Registrant's Telephone Number, Including Area Code)

SUMMIT NETWORKS, INC.

Room 710A, 7/F, Ho King Commercial Centre

2-16 Fa Yuen Street, Mong Kok

Kowloon, Hong Kong

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Summit Networks, Inc. (the "Company" or "SNTW") at the close of business on June 23, 2017 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about July 30, 2017.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about June 12, 2017, the shareholders of SNTW entered into a Stock Purchase Agreement (“SPA”) with certain purchasers of such shares (“Purchasers”), which was approved by the Board of Directors.  Under the terms of the SPA, the purchasers will purchase approximately 5,000,000 shares of the SNTW common stock (the "Purchase Transaction").

In connection with the purchase of the common stock the Purchasers and the Board of Directors has decided to reconstitute the Board of Directors and Executive Officers.  This Information Statement contains information about persons who will serve as officers of the Company or as Directors on the Board of Directors.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 75,000,000 shares of common stock, par value $.001 per share, of which approximately 5,000,000 shares are issued and outstanding and 5,000,000 shares of preferred stock of $.001 par value, of which none have been issued and are outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current director and officer of the Company.

Name and Address	Age	Position(s)
Andris Berzins, Jaunciema gatveho, Ziemelu Rajons, Riga LV-1023, LATVIA	38	President, Secretary, Treasurer, Director

The director named above will serve for a one year term or until his successor is elected or he is re-elected at the annual stockholders’ meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, none of which currently exists or is contemplated. There is no arrangement or understanding between any of our directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.

Andris Berzins

Mr. Berzins has served as our President, Treasurer and was appointed as the President and Director since our formation on July 8, 2014. Since 2010, Mr. Berzins has been studying business and management at Latvian University, as a business major using their executive education program.  Since 2009, Mr. Berzins has also been self-employed operating a private business of stained glass home products distribution World Windows Company in Latvia.  He sold that business in 2014 and used the proceeds to start Summit Networks Inc. to distribute glass craft products.

Mr. Berzins energy, previous business owner experience and enthusiasm for entrepreneurship led to our conclusion that Mr. Berzins should be serving as a member of our Board of Directors.

Set forth below are the proposed directors and officers to be elected following the closing of the Purchase Transaction:

APPOINTMENTS TO THE BOARD OF DIRECTORS

Name and Address	Age	Position(s)
Riggs Cheung 41 Bobolink Lane Levittown, New York 11756	44	Chief Executive Officer, Financial Officer and Director
Zhixing Sun Rm 603, Sublane 1, Lane 335 Weifang RD Shanghai China 200041	48	Chief Operations Officer and Director
Jay Henderson 689 Taixing Road Building 20, Apt. 502 Shanghai, China 200041	43	Independent Director

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed directors following the completion of the Purchase Transaction:

Riggs Cheung

Mr. Riggs Cheung, 44 – Mr. Cheung has worked with the SleepAid Holding Co. (SLPA) since December, 2014 and serves at its CFO and director.  Since 2006, Mr. Riggs had been the Marketing Director for America Asia Travel Center, in its New York Branch.  Mr. Cheung also serves as a director of ZZLL Information Technology, Inc. a company whose shares are traded over the OTCBB. Mr. Cheung attended the City University of New York – Manhattan College and received received an Associate’s Degree in Art in 1997.

Zhixing Sun

Mr. Sun served as Chief Operating Officer of Shanghai Sun Qiao Cultural Arts & Crafts Co., Ltd. (Shanghai Sun) located in Shanghai China from January 2017 to the present.  Shanghai Sun is in the business of acquiring new materials, market surveys and market development.  From October, 2015 until December, 2016, Mr. Sun served as Chief Operating Officer of Shanghai Alltrust Financial Leasing Co., Ltd. (“Alltrust”) an insurance company located in Shanghai, China. From April 2012 to October 2015 Mr. Sun served as the general manager of Shanghai Grand TPG Insurance Broker Co., Ltd., an insurance company located in Shanghai, China.  Mr. Sun received an undergraduate degree in English language from Shanghai Normal University in July 1990 and he received a graduate degree from the same university in the same subject in July, 1993.

Jay Henderson

Mr. Henderson worked at Socrates Capital, Ltd. in London, England from April, 2009 to August 2012.  Socrates Capital was an advisor to European real estate banks and borrowers, and Mr. Henderson was a founder of the London office.  From August, 2012 to the present, Mr. Henderson has worked as an advisor to Zai Corporate Finance, Ltd. and Clearbrook Capital, LLP, which are located in Shanghai, PRC.  Mr. Henderson served as an advisor to both operating companies regarding fund raising, corporate structure, mergers and acquisition and asset valuation. Mr. Henderson is an independent director.  In 1996, Mr. Henderson received a bachelor of arts degree in political science from the University of Western Ontario.  In 2006, Mr. Henderson received a Master’s of Business Administration in International Business from University of Edinburgh Management School, located in Edinburgh Scotland, U.K.

All Directors hold their office until the next annual meeting of shareholders or until their successors are duly elected pursuant to NRS 78.320, and qualified.  Any vacancy occurring in the Board of Directors may be filled by the shareholders, or the Board of Directors.  A Director elected to fill a vacancy is elected for the unexpired term of his predecessor in office.  Any Directorship filled by reason of an increase in the number of Directors shall expire at the next shareholders’ meeting in which Directors are elected, unless the vacancy is filled by the shareholders, in which case the term shall end on the later of (i) the next meeting of the shareholders or (ii) the term designated for the Director at the time of creation of the position being filled.

RELATED PARTIES

Riggs Cheung, Kuen Harry Cheung and Hang Dennis Cheung are related, as brothers.  However, there is no relation between Riggs Cheung, Kuen Harry Cheung, Hang Dennis Cheung and Yee Man Cheung.

VOTING SECURITIES

Our Articles of Incorporation authorize us to issue 75,000,000 shares of Common Stock, par value $0.001. As of the Record Date, 5,000,000 shares of our Common Stock were issued and outstanding and we have no shares of our Common Stock reserved for options, warrants and other commitments.  Further, our Articles of Incorporation authorize us to issue 5,000,000 shares of Preferred Stock, par value $0.001.  As of the Record Date, no shares of our Preferred Stock were issued and outstanding and we have no shares of our Preferred Stock reserved for options, warrants and other commitments.

Common Stock

Holders of our Common Stock are entitled to one vote for each share on all matters to be voted on by our shareholders.  Holders of our Common Stock have no cumulative voting rights.  They are entitled to share ratably any dividends that may be declared from time to time by the Board of Directors in its discretion from funds legally available for dividends.  Holders of our Common Stock have no preemptive rights to purchase our Common Stock.  There are no conversion rights or sinking fund provisions for the Common Stock.  Our Common Stock is listed on the OTCBB.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 1, 2017, by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all our directors and officers as a group.

The following table set forth the proposed beneficial ownership information before the closing:

Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percentage of Class(1)
Andris Berzins Jaunciema gatveho Ziemelu Rajons, Riga LV-1023, LATVIA	4,000,000	80%
All Officers and Directors as a Group	4,000,000	80%

(1)Applicable percentage ownership is based on 5,000,000 shares of our common stock outstanding as of June 1, 2017.

The following table sets forth the proposed beneficial ownership information after the closing:

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock(1)
Kuen Harry Cheung Room 106, 10/F, Tian Yu Garden Lin He Road East Guangzhou, Guangdong Province, China	1,750,000	35%
Hang Dennis Cheung Flat H, 5/F, Block 2 Whampoa Garden Bauhinia Mansions Kowloon, Hong Kong	1,250,000	25%

Yee Man Cheung Rm 1709, North Tower Zhongzhou Centre, 1068 East Xingang Avenue Haizhu District Guangzhou, Guangdong Province, China	1,251,000	25.02%
Riggs Cheung 41 Bobolink Lane Levittown, New York 11756	0	0
Zhixing Sun Rm 603, Sublane 1, Lane 335 Weifang RD Shanghai China 200041	0	0
Jay Henderson 689 Taixing Road Building 20, Apt. 502 Shanghai, China 200041	0	0
All Officers and Directors as a Group (3 persons)	0	0

(1)   Applicable percentage ownership is based on 5,000,000 shares which will be outstanding assuming the successful completion of the Stock Purchase.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of the forms received by it during the fiscal year ended December 31, 2016 and written representations that no other reports were required, the Company does not believe that any persons required to make filings under Section 16(a) during such fiscal year failed to file such reports or filed such reports late.

COMPENSATION OF DIRECTORS AND OFFICERS

The following tables set forth certain information about compensation paid, earned or accrued for services by our President, Treasurer and Secretary (collectively, the “Named Executive Officer”) from inception on July 8, 2014 until December 31, 2016:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Andris Berzins,	2016	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
President, Secretary	2015	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
and Treasurer	2014	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Employment Agreements, Termination of Employment, Change-In-Control Arrangements

There is currently no employment or other contract or arrangement with our officer. There are no compensation plans or arrangements, including payments to be made by us, with respect to our officer that would result from his resignation, retirement or other termination from us. There are no arrangements for our officer that would result in a change-in-control. Our officer has not received monetary compensation since our inception to the date of this annual report.

Stock Option Grants

We do not currently have a stock option plan nor any long-term incentive plans that provide compensation intended to serve as an incentive for performance. No individual grants of stock options or other equity incentive awards have been made to our officer or director since our inception; accordingly, none were outstanding at June 1, 2017.

There are no annuity, pension or retirement benefits proposed to be paid to the officer or director or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company.

Director Compensation

The following table sets forth director compensation as of December 31, 2016:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Andris Berzins	-0-	-0-	-0-	-0-	-0-	-0-	-0-

No stock options have been exercised by any employees, officers or directors since we were founded.

 (a) Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of our officers, directors, employees or consultants since we were founded.

(b) Compensation of Directors

The members of the Board of Directors are not compensated for acting as such. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director. There were no reimbursement expenses paid to any director.

(c) Employment Contracts, Termination of Employment, Change-in-Control Arrangements.

We have no employment contracts.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees, because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our directors are also officers and shareholders of the Company, they are not independent.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, however, we have traditionally determined that, due to the small size of the Company and the nature of its operations, it is in the best interests of the Company and its shareholders to combine these roles.

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our Company’s assessment of risks.  The Board of Directors focuses on the most significant risks facing our Company and our Company’s general risk management strategy, and also ensures that risks undertaken by our Company are consistent with the Board’s tolerance for risk.  While the Board oversees our Company, our Company’s management is responsible for day-to-day risk management processes. We believe this structure is the most effective approach for addressing the risks facing our Company and that our Board leadership structure supports this approach.

MEETINGS OF THE BOARD OF DIRECTORS

During our current fiscal year beginning on June 1, 2016, the Company's Board of Directors met one (1) time.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to:

Summit Networks, Inc.

Room 710A, 7/F, Ho King Commercial Centre, 2-16 Fa Yuen Street, Mong Kok,

Kowloon, Hong Kong

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities and the proposed acquisition transaction, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding Common

Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the Company’s current fiscal year in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

NO DISSENTERS RIGHTS

Under the Nevada Revised Statutes shareholders are not entitled to dissenter rights with respect to the transactions described in this information statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT NETWORKS, INC.
June 28, 2017	By: /s/Riggs Cheung
Riggs Cheung
Chief Executive Officer